Exhibit 3.2

CERTIFICATE OF AMENDMENT OF

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

INNOVATION ECONOMY CORPORATION

The undersigned hereby certifies that:

1.     He is the duly elected and acting Chief Executive Officer of Innovation Economy Corporation, a Delaware corporation (the “Corporation”).

2.     The Certificate of Incorporation of the Corporation was originally filed with the Secretary of State of Delaware on October 28, 2010. The Amended and Restated Certificate of Incorporation of the Corporation was filed with the Secretary of State of Delaware on July 25, 2011 (as amended, the “Restated Certificate”).

3.     Pursuant to Section 242 of the General Corporation Law of the State of Delaware, this Certificate of Amendment of Amended and Restated Certificate of Incorporation amends Article V to read in its entirety as follows:

“A. Authorized Stock. The total number of shares of stock that the Corporation shall have authority to issue is Five Hundred Million (500,000,000) shares, each with a par value of $0.00001 (the “Common Stock”). The holders of outstanding shares of Common Stock shall have the right to vote on all questions to the exclusion of all other stockholders, each holder of record of Common Stock being entitled to one vote for each share of Common Stock standing in the name of the stockholder on the books of the Corporation, except as may be provided for in this Certificate of Incorporation, or as required by law.

B. 15-for-1 Stock Split. Immediately upon the filing of this Amended and Restated Certificate of Incorporation (this “Restated Certificate”) with the Secretary of State of the State of Delaware (the “Effective Time”), each fifteen (15) outstanding shares of Common Stock shall be combined and reconstituted into one (1) fully paid and non-assessable share of outstanding Common Stock (the “Stock Split”). No further adjustment of any Conversion Price, preference, price or right set forth in this Article 5 shall be made as a result of the Stock Split, as all share amounts, amounts per share and per share numbers set forth in this Restated Certificate have been appropriately adjusted to reflect the Stock Split.”

4.     The foregoing Certificate of Amendment of Amended and Restated Certificate of Incorporation has been duly adopted by this Corporation’s Board of Directors and stockholders in accordance with the applicable provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its Chief Executive Officer this 16th day of January, 2015.

INNOVATION ECONOMY CORPORATION

By:	/s/ Amro Albanna

Amro Albanna

Chief Executive Officer